Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUCES CAD$5 MILLION BOUGHT DEAL
PRIVATE PLACEMENT OF FLOW-THROUGH SHARES

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, ON – November 2, 2018. Denison Mines Corp. ("Denison" or the "Company") (DML: TSX; DNN: NYSE American) is pleased to announce that it has entered into an agreement with an underwriter as a sole bookrunner and lead underwriter, on behalf of a syndicate of underwriters (together, the "Underwriters"), under which the Underwriters have agreed to purchase, on a "bought deal" private placement basis, 4,950,495 flow-through common shares (the "Flow-Through Shares") at a price of CAD$1.01 per share, for total gross proceeds of approximately CAD$5,000,000 (the "Offering").

The Company has granted the Underwriters an option to increase the gross proceeds of the Offering by up to 10% (the "Underwriters' Option"), exercisable in whole or in part at any time up to two business days prior to the closing date. The Underwriters will seek to arrange for substituted purchasers for the Flow-Through Shares in one or more provinces of Canada.

The closing of the Offering is expected to occur on or about November 23, 2018 and is subject to the completion of formal documentation and receipt of regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE American. The Flow-Through Shares issued in connection with the Offering will be subject to a statutory hold period in accordance with applicable securities legislation.

The Company intends to use the gross proceeds from the sale of the Flow-Through Shares for "Canadian exploration expenses" (within the meaning of the Income Tax Act (Canada)), related to the Company's Canadian uranium mining exploration projects in Saskatchewan. The Company has also agreed to renounce such Canadian exploration expenses with an effective date of no later than December 31, 2018.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90.0% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 320,000 hectares. Denison's interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.45% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: the Company's expectations regarding the proposed Offering, including the completion and use of proceeds thereof; and Denison's percentage interest in its properties and its plans and agreements with its joint venture partners, as applicable.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.